UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
   ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
UBIF Tech Solutions, Inc.

Legal status of issuer

 Form
 Corporation

 Jurisdiction of Incorporation/Organization
 Arkansas

 Date of organization
 December 1, 2017

Physical address of issuer
506 Hickory Creek Court, Little Rock, Arkansas 72212

Website of issuer
www.ubiftechsolutions.com

Current number of employees
28

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$613,410	$321,563
Cash & Cash Equivalents	$0	$200,063
Accounts Receivable	$7,961	$0
Short-term Debt	$382,123	$126,653
Long-term Debt	$558,208	$0
Revenues/Sales	$393,888	$0
Cost of Goods Sold	$212,949	$0
Taxes Paid	$0	$0
Net Income	$(753,422)	$(5,090)

UBIF Tech Solutions, Inc.
P.O. Box 21010
Little Rock, AR 72221

A Franchisee of

UBREAK**IFIX**

What Can I Fix For You Today?

April 30, 2019

FORM C-AR

This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C- AR") is being furnished by UBIF Tech Solutions, Inc., an Arkansas Corporation (the "Corporation," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Corporation as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Corporation is filing this Form C-AR pursuant to Regulation CF (§ 227.100 *et seq.*) which requires that it must file a report with the Commission annually and post the report on its website at www.ubiftechsolutions.com no later than one hundred twenty (120) days after the end of each fiscal year covered by the report. The Corporation may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than three hundred (300) holders of record, (3) filing annual reports for three (3) years pursuant to Regulation CF and having assets equal to or less than Ten Million Dollars ($10,000,000), (4) the repurchase of all the Securities sold pursuant to Regulation CF by the Corporation or another party, or (5) the liquidation or dissolution of the Corporation.

The date of this Form C-AR is April 30, 2019.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL
SECURITIES.

FORWARD LOOKING STATEMENT DISCLOSURE

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Corporation's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Corporation has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Corporation's control) and assumptions. Although the Corporation believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Corporation's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Corporation in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C- AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Corporation to predict all of them. The Corporation undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

The Corporation

UBIF Tech Solutions, Inc. (the "Corporation" or "UBIF Tech Solutions") is an Arkansas Corporation, formed on December 1, 2017.

The Corporation is located at 506 Hickory Creek Court, Little Rock, Arkansas 72212 and its mailing address is P.O. Box 21010, Little Rock, AR 72221.

The Corporation's website is www.ubiftechsolutions.com.

The information available on or through our website is not a part of this Form C-AR.

The Business

The Corporation is a franchisee of UBIF Franchising, Co., a Florida corporation that offers franchise UBREAKIFIX™ stores that principally offer and sell repair services relating to computers, smart phones, tablets, gaming consoles and other electronic equipment, as well as other related services and ancillary products.

Risk Factors

Risks Related to the Corporation's Business and Industry

- Competition. The Corporation competes with larger, established companies who currently operate in the electronic repair market. These competitors may have greater financial resources and marketing/sales and human resources than the Corporation. Competitors may succeed in opening and marketing competing repair facilities sooner than the Corporation in its areas of development. They may also complete partnerships, cooperative arrangements or manufacturer relationships that are superior to those developed by the Corporation or the Franchisor. There can be no assurance that competitors will not provide superior services at lower costs or enjoy other competitive advantages that render the services offered by the Corporation uncompetitive. It should further be assumed that that competition will intensify.

- Key Personnel. The success of the business is heavily dependent on the work and leadership of key management personnel, specifically Mike Pierce, President, Brad Reece, Chief Operating Officer and Sam Dundee, Chief Financial Officer. If any of these individuals were to leave the Corporation, it would be difficult to replace them, and the business would be harmed. The Corporation will also need to retain additional highly skilled personnel if it is to achieve effective growth. Future success will depend upon our ability to identify, hire, develop, motivate, and retain these highly skilled individuals in all areas of the Corporation's organization. Competition in the electronic repair industry for qualified employees is intense, and the Corporation anticipates that competitors may attempt to hire Corporation employees and officers, all of whom are at-will employees and not parties to employment agreements with the Corporation. In addition, the barriers to entry in this business are relatively low and there exists the possibility that Corporation employees may terminate their employment to open competing business locations.

- Failure to Perform Under Franchise or Area Development Agreements. The operations of the Corporation are dependent upon the Corporation remaining a franchisee in the UBREAKIFIX™ system. Continuation as a franchisee requires compliance with the terms of the Franchise and Area Development Agreements, including meeting store opening requirements, payment of area development and franchise fees by dates certain and payment of royalties and other fees or assessments. To the extent the Corporation fails to raise sufficient funds to secure development rights under Area Development Agreements or fails to open stores according to the terms of the Franchise and Area Development Agreements, the Franchisor may declare a default of the Corporation to the terms of these agreements. If a default is declared, the Franchisor may have the right, among other remedies, to terminate the franchise relationship and demand return of all UBREAKIFIX™ trademarked items and materials. Loss of the UBREAKIFIX™ franchise relationship would be of such significance that the Corporation most likely would not be able to continue in business, leading to a complete loss of investment in the Corporation.

- Subsequent Financing. The Corporation may need to engage in common equity, debt, or preferred stock financing in the future, which may reduce the value of the Corporation's Class A Preferred Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of the Corporation's Class A Preferred Stock. In addition, if the Corporation needs to raise additional equity capital from the sale of Class A Preferred Stock, institutional or other investors may negotiate terms at least as, and possibly more favorable than the terms offered in this offering, including the possibility of a lower purchase price.

- Limited Transferability and Liquidity. Each Class A Preferred share will be acquired for investment purposes only and not with a view towards distribution. Certain conditions imposed by the Securities Act must be satisfied prior to any sale, transfer, conversion, or other disposition of the Corporation's Class A Preferred Stock. No public market exists for the Corporation's Class A Preferred Stock and no market is expected to develop.

- Management Discretion as to Use of Proceeds. The Corporation's success will be substantially dependent upon the discretion and judgment of the management team with respect to the allocation of the proceeds of the offering. The use of proceeds described below is an estimate based on the current business plan. The Corporation, however, may find it necessary to re-allocate portions of the net proceeds reserved from one category to another, and management will have broad discretion in doing so.

- Reliance on Franchisor. The Corporation will be dependent upon UBIF Franchising, Co. for successful national and regional marketing campaigns to potential customers, and an effective PR campaign to raise the Corporation profile. In addition, the Franchisor will provide business systems and training that will affect the operations of the Corporation. Finally, the Corporation's Franchise and Area Development Agreements give the Franchisor certain rights with respect to the ownership and operation of the franchise stores of the Corporation. To the extent the Corporation loses its franchises, it may not be able to generate enough business to continue operations, leading to a potential complete loss of investment.

- Expansion and Retention of Management Team. The successful completion of store openings and marketing goals is contingent on the expansion of the management team, in particular with regard to store management and technical repair capabilities. Failure to acquire and retain these key personnel could adversely affect operations and cause a delay in meeting the Corporation's financial and expansion goals.

- Status as a Minority Shareholder. As a minority holder of Class A Preferred Stock, an investor will have limited ability, if at all, to influence Corporation policies or any other corporate matter, including the election of directors, changes to the Corporation's governance documents, additional issuances of securities, Corporation repurchases of securities, a sale of the Corporation or of assets of the Corporation, or transactions with related parties.

- Dilution. In addition, there is the potential for dilution. If the Corporation decides to issue more Shares, an investor could experience value dilution, with each Share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per Share. The type of dilution that hurts early-stage investors mostly occurs when the Corporation sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

Description Of The Business

The Corporation signed a Franchise Agreement with UBIF Franchising Co., a Florida corporation (the "Franchisor") dated December 21, 2017 to become a franchisee of the Franchisor. The Franchisor and/or an affiliate of Franchisor owns certain proprietary and other property rights and interests in and to certain marks, including the "**UBREAKIFIX**" name and service mark.

The Franchisor has developed a comprehensive system for the operation of stores under the marks and in accordance with the Franchisor's System Standards that principally offer and sell repair services relating to computers, smart phones, tablets, gaming consoles and other electronic equipment, as well as other related services and ancillary products, including offering the Franchisor's Device Recommerce Program, which the Franchisor approves from time to time, to residential and small business customers at and from the Corporation's location and on a limited mobile basis within the Corporation's territory.

The Franchise Agreement is for a term of ten (10) years, ending on December 20, 2027 but provided that the Franchisor is then offering Franchises in the same state in which the Corporation's store is located, at the expiration of the initial ten (10) year term, the Corporation shall have the right to enter into a new franchise agreement in the form then generally being offered to prospective **"UBREAKIFIX"** franchisees for a ten (10) year period (the "First Successor Term"). The successor Franchise Agreement shall likewise grant the Corporation the right to enter into one additional successor Franchise Agreement for a third ten (10) year period for a total of thirty (30) years.

In addition to the Franchise Agreement, the Corporation entered into an Area Development Agreement giving the Corporation the exclusive right to open UBREAKIFIX™ stores in the Ft.

Smith, Arkansas area, the Northwest Arkansas area (Fayetteville north through Bentonville), the Springfield, Missouri area and within the state of Oklahoma centered on the Tulsa and Oklahoma metropolitan areas. The Area Development Agreement calls for the Corporation to open one (1) location by June 1, 2018, a second location by December 18, 2018, a third location by April 1, 2019 and a fourth location by August 1, 2019.

By an Addendum to Area Development Agreement dated December 21, 2017 (the "Addendum"), the Corporation and the Franchisor agreed to permit the Corporation to potentially expand the Corporation's development areas in St. Louis, Missouri to ten (10) locations, in Oklahoma City, Oklahoma to eight (8) locations, in Tulsa, Oklahoma to four (4) locations, in Jefferson City, Missouri, Joplin, Missouri, Columbia, Missouri and Stillwater, Oklahoma to one (1) location each. Under this schedule a total of twenty-nine (29) stores are to be open by June 1, 2021.

Alternatively, the Addendum provided the Corporation a right of first refusal to expand the development area to include Kansas City, Missouri for thirteen (13) locations, Oklahoma City, Oklahoma for eight (8) locations, Tulsa, Oklahoma for four (4) locations, and Jefferson City, Missouri, Joplin, Missouri and Columbia, Missouri for one (1) location each. Under this alternative schedule a total of thirty-two (32) stores are to be open by June 1, 2021.

The Franchisor was to notify the Corporation whether it would offer the Kansas City, Missouri area. In May of 2018, the Franchisor exercised its right to the Kansas City Designated Market Area. A regional company operating ten (10) stores agreed to convert its stores to UBREAKIFIX™ franchises.

The terms of the Addendum required the payment by the Corporation of a total of Three Hundred Twelve Thousand Five Hundred Dollars ($312,500) before March 14, 2018 if the first alternative is chosen and the payment of Three Hundred Fifty Thousand Dollars ($350,000) if the second alternative is chosen. However, the Corporation negotiated an extension of the payment deadline to May 14, 2018. The Company has paid in full the required amount under the first alternative.

The Corporation negotiated and signed a lease agreement for its first location in Springfield, Missouri. The location opened for business on April 30, 2018. As of the date of this Form C-AR, the Corporation has twenty-eight (28) employees, three (3) of whom are the President, the Chief Operating Officer and the Chief Financial Officer. In addition the Corporation has two (2) area leaders who are responsible for overseeing multiple stores. One area leader was the first employee hired other than the officers in January of 2018 and the other area leader joined the Corporation in October of 2018.

The Corporation has been able to find good candidates for store managers and crew members. The franchisor has great training modules that are accessed on line that are very beneficial in training new employees. The Corpoiration also has an online portal that is available for training and support.

The Corporation intends to open stores in accordance with the terms of the Area Development Agreement and operate each in accordance with the terms of the Franchise Agreement that will be associated with each location. The Tulsa, Oklahoma Promenade store that opened on April 10, 2019 was recognized by UBREAKIFIX™ as the five hundredth (500th) store in the UBREAKIFIX™ system. The Corporation has two (2) letters of intent and is negotiating for two

(2) additional stores in Tulsa, Oklahoma. It is working with real estate brokers to secure store locations in Oklahoma City, Oklahoma for opening later in 2019.

The Franchisor was recently selected as the official repair facility for Samsung nationwide. Beginning March 15, 2018 the Korean electronics giant partnered with the UBREAKIFIX™ repair service for one-day, in-person care of broken Galaxy devices. Samsung teamed up with electronics repair company UBREAKIFIX™ to offer same-day service to Galaxy phone owners in the U.S. Owners of phones needing repair can schedule appointments online or drop off their devices at one of the electronics repair service's more than three hundred (300) locations. Most repairs will be done within two (2) hours or less, Samsung says.

The franchisor continues to develop relationships with national brands. In addition to the Samsung relationship, UBREAKIFIX™ is now an authorized repair partner for:

> Google Pixel;
> Element TV;
> Hewlett Packard;
> Insurance Companies: Asurian, Assurance, Assurant and Fortegra;
> Cell Helmet;
> Gadget Guard; and
> LG.

Competition

The Corporation faces significant competition in the market for electronic repairs. Competitors offering franchise stores similar to UBREAKIFIX™ include LifeLine®, Batteries+Bulbs®, Device Pitstop, iDropped®, StayMobile®, iFixandrepair, Cellairis®, experimax, iCareRepair and others. In addition, independent repair facilities are present in most markets which may have reduced costs potentially leading to lower prices. See, Risk Factors.

Liabilities And Litigation

The Corporation's liabilities include obligations under a One Hundred Thousand Dollar ($100,000) convertible note dated April 16, 2018 and certain lease obligations for its store locations. In July 2018, a third party advanced Five Hundred Thousand Dollars ($500,000) to the Corporation for the buildout of four (4) retail stores through leasehold improvements. As stated in the agreement, the Corporation issued a bill of sale to the third party for ownership of the leasehold improvements to be transferred to the third party. As of December 31,2018, the Corporation utilized approximately $92,000 of the advance for leasehold improvements which has been recorded as a reduction in the advance from third-party balance in the Corporation's balance sheet. The agreement grants the Corporation the option to purchase the leasehold improvements from the third party at any date up to the maturity date of the agreement in July 2023 for Five Hundred Thousand Dollars ($500,000). The Corporation is required to make monthly lease payments of Three Thousand Three Hundred Dollars ($3,333) to the third party in accordance with the agreement through the maturity date. The Corporation paid approximately Eighteen Thousand Dollars ($18,0000 in lease payments during the year ended December 31, 2018. The Corporation's intention is to exercise the option prior to the maturity date.

The Corporation is not currently involved in any litigation.

Officers And Directors

Mike Pierce	Director, Chairman and President
Brad Reece	Director, Secretary and Chief Operating Officer
Sam Dundee, CPA	Chief Financial Officer

Mike Pierce, Director, Chairman and President
(December 1, 2017 to Present)

Mike has started and led multiple companies. His area of business involvement has been in real estate development, consulting, restaurant development, retail development and operations. Mike sold his restaurant companies in late 2010 and at that time had over five hundred (500) employees. From January 2013 through September 2017, Mike served as President of Cantrell Drug Corporation, a pharmaceutical company located in Little Rock, Arkansas. He has served on the board of several public companies, was one of the founding directors of a public company and presently serves on the board of a large health care company. Mike's background in business, commitment to training and developing teams, commitment to quality and customer focus provide him the expertise to lead UBIF Tech Solutions, Inc.

Brad Reece, Director, Secretary and Chief Operating Officer
(December 1, 2017 to Present)

Brad attended Drury University with a focus on business and brings over twenty (20) years of multi-state leadership experience, operations management and team building. Brad was an operating partner at a cross country restaurant chain with management responsibilities in multiple states. Brad's assignments included managing construction, developing and implementing successful operational and marketing strategies. Brad also served as director of operations for a multi-location business in two (2) states for over fifteen (15) years. From September 2015 through December 2017, Brad served as the Director of Operations of Cantrell Drug Corporation, a pharmaceutical company located in Little Rock, Arkansas. Between March 2011 and August 2015, Brad was an operating partner in Genghis Grill restaurants. Brad's background in business, commitment to training and developing teams, commitment to quality and customer focus provide him the expertise to lead the operations for UBIF Tech Solutions, Inc.

Sam Dundee, CPA and Chief Financial Officer
(August 1, 2018 to Present)

Sam has many years of business experience gained as a partner in CPA firms, company controller, chief financial officer and business owner focusing on real estate development, construction and multi-unit franchise restaurants. He has extensive experience in all accounting functions, financial reporting, all business taxes, budgeting, risk management and strategic planning. Sam has worked with Mike Pierce in many business ventures over the last 30 years, including working with Mike and Brad Reece for 15 years. He has a bachelor's degree in accounting from Texas A&M-Texarkana and a master's degree in accounting from the University of Houston-Clear Lake City. Sam is a certified public accountant and a member of the AICPA, ASCPA and licensed as a CPA in Arkansas and Texas. Sam's background in business, accounting, finance and strategic planning has prepared him to manage the accounting and finance activities of UBIF Tech Solutions, Inc.

Number Of Employees

As of the date of this Form C-AR, the Corporation has hired twenty-eight (28) employees, three (3) of whom are the President, the Chief Operating Officer and the Chief Financial Officer.

Principal Security Holders

Name of Holder	Number and Class of Securities Now Held	% of Voting Power Before Offering
Premier Trust, Trustee Of The Michael W. Pierce Irrevocable Spendthrift Trust	1,400,000 Class B Common	100%
Brad Reece	155,500 Class C Non-Voting Common	0%

Classes Of Securities; Voting Rights

The Corporation is authorized to issue classes of shares (each share a "Share"), each class to carry an alphabetical designation (in total, a "Class of Shares"). The initial Classes of Shares are Class A Preferred, Class A Common, Class B Common and Class C Non-voting Common. The maximum number of authorized Class A Preferred Shares is four hundred thousand (400,000), the maximum number of authorized Class A Common Shares is four hundred thousand (400,000); the maximum number of authorized Class B Common Shares is one million four hundred thousand (1,400,000) and the maximum number of authorized Class C Non-voting Common Shares is two hundred thousand (200,000). All Shares have a par value of $0.001.

Each Class A Preferred Share is issued for the consideration as determined by the Board of Directors. Class A Preferred Shares are Voting Shares and be entitled to the rights and benefits as set forth in the Corporation's Articles of Incorporation. The combination of the Class A Preferred Shares and the Class A Common Shares shall at all times, and irrespective of any future issuance of Shares of any class, constitute thirty-five percent (35%) of the voting Shares of the Corporation. Class A Preferred Shares are entitled to a dividend preference and a liquidation preference as set forth below. Upon the date that the cumulative dividend distributions made to each Class A Preferred shareholder equals the initial purchase price of the Class A Preferred Share when issued by the Corporation, the Class A Preferred Share shall be automatically converted to a Class A Common Share. Upon the date that all four hundred thousand (400,000) Class A Preferred Shares have been converted to Class A Common Shares, no further Class A Preferred Shares shall be issued.

Each Class A Common Share will be issued upon the conversion of a Class A Preferred Share on a one-for-one exchange ratio as set forth above. Class A Common Shares are voting Shares and are entitled to the rights and benefits as set forth in the Articles of Incorporation of the Corporation. The combination of the Class A Preferred Shares and the Class A Common Shares shall at all times, and irrespective of any future issuance of Shares of any class, constitute thirty-five percent (35%) of the voting Shares of the Corporation.

Class B Common Shares shall be issued for consideration as determined by the Board of Directors. Class B Common Shares shall be voting Shares and be entitled to the rights and benefits as set forth in these articles. Irrespective of any future issuance of Shares of any class, Class B Common Shares shall always constitute sixty-five percent (65%) of the voting Shares of the Corporation.

Class C Non-voting Common Shares shall be restricted to employees of the Corporation and issued by the Board of Directors on such terms and conditions as the Board of Directors deems appropriate in its sole discretion, including vesting or forfeiture schedules determined on an individual, case-by-case basis. Class C Non-voting Common Shares outstanding (including both vested and unvested Class C Non-voting Common Shares) may not at any time exceed ten percent (10%) of the total Class A Shares (Preferred and Common), Class B Common Shares and Class C Non-voting Common Shares outstanding at such time (which shall be equitably adjusted to give effect to any Share split, reverse split or similar reclassification of the Shares). Class C Non-voting Common Shares shall be non-voting Shares, except as may be reserved under Arkansas law.

Class A Preferred Shares, Class A Common Shares, Class B Common Shares and Class C Non-voting Common Shares together shall constitute all of the equity interests in the Corporation and Class A Shares (Preferred and Common) combined with Class B Common Shares shall constitute one hundred percent (100%) of the voting Shares. Equity interests and voting interests shall be allocated among the holders of Class A Shares (Preferred and Common), Class B Common Shares and Class C Non-voting Common Shares consistent with the provisions of paragraph 2 of the Articles of Incorporation of the Corporation.

Dividend And Liquidation Rights

The Corporation may, but is not required to, distribute dividends on the Shares from time to time. Any dividend, or any disbursement due to liquidation, shall comply with the following:

      (a)   Dividends shall be distributed as follows:

      (i)   First, until the shareholders owning Class A Preferred Shares have received cumulative distributions under subsection (A) below equal to their initial purchase price of the Class A Preferred Shares when issued by the Corporation ("**Basis**"):

      (A)   Seventy percent (70%) to shareholders owning Class A Preferred Shares pro rata in proportion to each shareholder's ownership of Class A Preferred Shares to the total of all outstanding Class A Preferred Shares; and

      (B)   Thirty percent (30%) to commons shareholders pro rata in proportion to each shareholder's ownership of Class A Common Shares, Class B Common Shares and/or Class C Non-voting Common Shares to the total of all outstanding Class A Common, Class B Common and Class C Non-voting Common Shares.

(ii)   After all shareholders owning Class A Preferred Shares have received cumulative distributions equal to their Basis and each Class A Preferred Share has been converted to a Class A Common Share, dividends shall be distributed to the shareholders owning Class A Common Shares, Class B Common Shares and Class C Non-voting Common Shares in proportion to the shareholders' ownership of Class A Common Shares, Class B Common Shares and Class C Non-voting Common Shares to the total number of Class A Common Shares, Class B Common Shares and Class C Non-voting Common Shares outstanding, as adjusted from time to time. For the purposes of this section, only vested Class C Non-voting Common Shares shall be counted among Shares outstanding.

(b)   Upon dissolution of the Corporation (i) an accounting shall be made by the Corporation's accountants of the accounts of the Corporation and of the Corporation's assets, liabilities and operations, from the date of the last previous accounting until the date of dissolution, and (ii) the Board of Directors shall proceed to wind up and liquidate the Corporation's assets (except to the extent the Board of Directors may determine to distribute any assets to the shareholders in kind), discharge the Corporation's obligations, and wind up the Corporation's business and affairs as promptly as is consistent, in the Board of Directors' sole judgment, with obtaining the fair value thereof. The proceeds of liquidation belonging to the Corporation, to the extent sufficient, shall be applied and distributed as follows:

(i)   First, to the payment and discharge of all of the Corporation's debts and liabilities to third parties except those owing to shareholders in general or to the establishment of any reasonable reserves for contingent or unliquidated debts and liabilities of the Corporation, as appropriate;

(ii)   Second, to the payment of any debts and liabilities owing to the shareholders;

(iii)   Third, to the shareholders holding Class A Preferred Shares the amount of their unreturned Basis;

(iv)   Fourth, subject to the ten percent (10%) limitation applicable to Class C Non-voting Common Shares as set forth in Section 2(d) of the Articles of Incorporation, to the shareholders in proportion to their ownership of Shares.

(c)   Any assets distributed in kind shall be both (i) valued for this purpose at their net fair market value, and (ii) deemed to have been sold as of the date of dissolution. Fair market value of the Corporation's assets shall be determined by the Board of Directors; provided, however, that the Board of Directors may engage another person, at the expense of the Corporation to advise the Board of Directors with respect to the determination of fair market value.

(d)   Upon completion of the winding up, liquidation and distribution of the assets, the Corporation shall be deemed terminated, and the Board of Directors shall (i) file Articles of Dissolution with respect to the Corporation with the Arkansas Secretary of State and (ii) comply with any requirements of applicable law pertaining to the winding up of the affairs of the Corporation and the final distribution of its assets.

Valuation

The Corporation placed a pre-offering valuation of the Corporation at $9,511,111 based upon the sale of two hundred thousand (200,000) Class A Preferred Shares that would be eleven and twenty-five one hundredths percent (11.25%) of the equity of the Corporation without consideration of the conversion of the convertible note or additional sales of convertible notes but with full issuance of Class C Non-voting Common Stock to a total of ten percent (10%) of the equity of the Corporation to employees. The Corporation has not undertaken an independent valuation of the Corporation. The price of the Shares reflects the opinion of the Directors as to what would be fair market value.

Financial Statements And Financial Condition Material Indebtedness

Reviewed financial statements can be found attached to this document. The ~~audit~~ review covers the periods ending December 31, 2017 and December 31, 2018.

Financial Condition; Results of Operations

As of the date of this Form C-AR, the Corporation is generating operating revenue from five (5) locations; the original store in Springfield, Missouri, opened in April of 2018; a store in Fayetteville, Arkansas that opened in September of 2018; a store in Joplin, Missouri that opened in December of 2018; the first Tulsa, Oklahoma store that opened in March 2019 and a second Tulsa location that opened in April 2019. Management believes that it will be a significant period before positive cash flow is generated.

The company will spend a majority of the funds raised on franchise and area development fees, capital expenses in opening new stores, and ongoing operating expenses.

Liquidity and Capital Resources

The Corporation is currently generating operating losses and requires the continued infusion of new capital to continue business operations. If the Corporation is successful in this offering, it will likely seek to continue to raise capital under crowdfunding offerings, equity or debt issuances, or any other method available to the Corporation. Management believes that if the Corporation raises the Maximum, it will be able to sustain the business by controlling the pace at which new locations are opened. If the Corporation does not reach the Maximum, it will seek to raise additional capital on an expedited basis and adjust its schedule for opening new locations.

Indebtedness

The Corporation's material indebtedness consists of a convertible note as follows:

Amount	Interest Rate	Maturity Date	Conversion Feature
$100,000	6% per annum	Upon ninety (90) days demand or April 16, 2020	Principal and accrued interest for Class A Preferred Shares at Five Dollars ($5.00) Per Share

Recent offerings of securities

In addition to its Regulation CF offering for which there were four (4) investors, the Corporation offered its convertible note under Rule 506(b) of Regulation D. Following the end of the Regulation CF offering, the Corporation, under Rule 506(b) sold its securities to three (3) additional purchasers and sold additional shares to one (1) of the Regulation CF investors. All investors were accredited.

Disqualification

No disqualifying event as described in 17 CFR § 227.503(a) has been recorded with respect to the Corporation, its officers, directors or shareholders.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

Until no longer required to do so, the Corporation will make annual reports available on its website in the section labeled "Investors." The annual reports will be available within one hundred (120) days of the end of the Corporation's most recent fiscal year.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 *et seq.*), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/ Michael W. Pierce
(Signature)
Michael W. Pierce, President
(Name and Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 *et seq.*), this Form C-AR has been signed by the following persons in the capacity and on the date indicated.

/s/ Michael W. Pierce
(Signature)
Michael W. Pierce, Chairman and President

/s/ Brad Reece
(Signature)
Brad Reece, Dir. and Chief Operating Officer
(Name and Title)

/s/ Sam Dundee
(Signature)
Sam Dundee, CPA
(Name and Title)
April 30, 2019
(Date)

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Annual report ver 4 4-30-19